December 13, 2024

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

       Re: RocketFuel Blockchain, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2023
           Form 10-K for Fiscal Year Ended March 31, 2022
           File No. 033-17773-NY
Dear Bennett Yankowitz:

        We issued comments on the above captioned filings on October 9, 2024.
On
November 21, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

        As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets